NO ACT

PE 01/05/2012



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12025363

January 27, 2012

Received SEC
JAN 27 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-12

Richard J. Kolencik
Marathon Oil Corporation
rjkolencik@marathonoil.com

Re: Marathon Oil Corporation

Dear Mr. Kolencik:

This is in regard to your letter dated January 5, 2012 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund and Neva R. Goodwin for inclusion in Marathon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Marathon therefore withdraws its December 14, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary


Marathon Oil
Corporation

5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

Sent Via Electronic Mail

January 5, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request Regarding the Stockholder Proposal of AFL-CIO Reserve Fund

Ladies and Gentlemen:

On December 14, 2011, Marathon Oil Corporation (the "Company") submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for the 2012 annual meeting of stockholders a stockholder proposal (the "Proposal"), which requested that the Company prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The Proposal was submitted by the AFL-CIO Reserve Fund (the "Proponent") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. The Proposal was co-sponsored by Neva R. Goodwin, although the AFL-CIO was designated by Ms. Goodwin as the primary filer. The No-Action Request sets forth the basis for our view that the Proposal is excludable under Rules 14a-8(i)(5) and 14a-8(i)(10).

Attached is a letter from the Proponent confirming the withdrawal of the Proposal. *See* Exhibit A. Also attached is the November 9, 2011 letter from Ms. Goodwin in which she states, in part, "[t]he AFL-CIO has been designated as the primary filer on this resolution...To that end, I am not submitting a separate proposal, but co-sponsoring this resolution." *See* Exhibit B.

Based on the withdrawal of the Proposal by the Proponent and the foregoing representations of Ms. Goodwin, the Company hereby withdraws its No-Action Request. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Attachments

cc: S. J. Kerrigan (w/out attachments)
Rob McGarrah (w/attachments – via email and regular U.S. mail)
Neva R. Goodwin c/o Farha-Joyce Haboucha (w/attachments – via email and regular U.S. mail)

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 20, 2011

Sent by Facsimile and U.S. Mail

Sylvia J. Kerrigan, Secretary
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

Dear Ms. Kerrigan,

On behalf of the AFL-CIO Reserve Fund, I write to give notice that based upon our continuing and productive discussions with Marathon Petroleum Company, which is the new spin-off of Marathon Oil Corporation, we hereby withdraw our proposal submitted to Marathon Oil for the 2012 Proxy Statement.

If you have any questions, please contact Rob McGarrah at 202-637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/sdw
opeiu #2, afl-cio

CC: Richard J. Kolencik, Assistant General Counsel/Assistant Secretary, Marathon Oil Corp.
Neva R. Goodwin

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020

November 9, 2011

Ms. Sylvia J. Kerrigan
VP, General Counsel & Secretary
Marathon Oil
Corporate Headquarters
5555 San Felipe Street
Houston, TX 77056-2723

Dear Ms. Kerrigan:

I, Neva R. Goodwin, am the beneficial owner of 200 shares of Marathon Oil Corp. stock.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The proposals requests Marathon to prepare a report on the steps the company has taken to reduce the risk of accidents.

I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Marathon Oil Corp. shares and intend to maintain ownership of the required number of shares through the 2012 annual meeting. I have been a shareholder for more than one year, have held over $2,000 worth of stock and I will have my custodian provide verification of my ownership position.

The AFL-CIO has been designated as the primary filer on this resolution and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this resolution.

Please copy all correspondence regarding this proposal to both Farha-Joyce Haboucha, Managing Director, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, jhaboucha@rockco.com, and to Rob McGarrah, AFL-CIO, 815 16th Street, NW, Washington, DC 20006, rmcgarra@aflcio.org.

Thank you for your attention to this matter.

Sincerely,
Neva R. Goodwin

Neva R. Goodwin

Encl.
cc: Rob McGarrah, AFL-CIO

RECEIVED
NOV 11 2011
S.J. KERRIGAN

FAXED TO RJK

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020

January 25, 2012

Ms. Sylvia J. Kerrigan
Vice President, General Counsel & Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Dear Ms. Kerrigan,

In reference to my letter dated November 9, 2011, I, Neva R. Goodwin, write to give notice that I hereby withdraw the proposal submitted to Marathon Oil Corporation for the 2012 Proxy Statement .

If you have any questions, please contact Farha-Joyce Haboucha, Managing Director, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, jhaboucha@rockco.com.

Thank you for your attention to this matter.

Sincerely,

Neva Goodwin

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary


Marathon Oil

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

<u>Sent Via Electronic Mail</u>

December 14, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2012 Proxy Statement submitted by the AFL-CIO Reserve Fund.

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon" or "Company") has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from the AFL-CIO Reserve Fund and Neva R. Goodwin (collectively, the "Proponent") for inclusion in Marathon's proxy statement for its 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials") to be held on April 25, 2012. Marathon asks that the staff of the Division of Corporation Finance of the Commission (the "Division") to not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the Stockholder Proposal from its 2012 Proxy Materials for the reasons described below.

I. <u>The Stockholder Proposal</u>

The Stockholder Proposal requests a report on the steps Marathon has taken to reduce the risk of accidents, stating in relevant part:

> Resolved: shareholders of Marathon Oil Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should

> describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of *refineries and other equipment*. (emphasis added).

A copy of the Proponents' cover letters dated November 8 and November 9, 2011 and the Stockholder Proposal are attached hereto as "Exhibit A."

II. Basis for Exclusion

Marathon believes that it may properly exclude the Stockholder Proposal from its 2012 Proxy Materials based on 1) Rule 14a-8(i)(5) because the Stockholder Proposal is not significantly related to Marathon's business, and 2) Rule 14a-8(i)(10) because Marathon has substantially implemented the Proposal.

Marathon's statement of reasons are more particularly described below.

III. The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(5) Because It Is Not Significantly Related to Marathon's Business.

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year and (iii) gross sales for the most recent fiscal year, and is not otherwise significantly related to the company's business. The Proposal requests Marathon to prepare a report which shows the steps the company has taken to reduce the risk of accidents and to describe the Board of Director's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

As a result of the spin-off of Marathon Petroleum Corporation ("MPC") on June 30, 2011, Marathon no longer owns any refineries. The Current Report on Form 8-K filed July 1, 2011, states Marathon completed the spin-off of MPC on June 30, 2011. As described in the press release attached as "Exhibit B," Marathon became an independent upstream company on July 1, 2011. The Current Report on Form 8-K filed May 26, 2011 states that following the spin-off, MPC would be an independent, publicly traded company, and Marathon would not retain any ownership interest in MPC. MPC's business consists of the refining, marketing and transportation business. Marathon retained the exploration and production, oil sands mining and integrated gas businesses.

Historically, the Division has permitted companies to exclude stockholder proposals unrelated to their businesses. *See Arch Coal, Inc.* (avail. Jan. 19, 2007) ("*Arch Coal*"); *The Proctor & Gamble Co.* (avail. Aug. 11, 2003) ("*Procter & Gamble*"); and *The Walt Disney Co.* (avail. Nov. 29, 2002) ("*Walt Disney*").

In *Arch Coal,* a stockholder submitted a proposal requesting a report on how Arch Coal, Inc. ("Arch") was responding to rising regulatory, competitive, public pressure to reduce carbon dioxide and other emissions from its current and proposed power plant operations. Arch indicated that it did not have any power plant operations and that it had no plans to pursue power plant operations in the future. Arch also explained that because its primary business was to mine, process and market low sulfur coal through its active mining operations, the proposal did not relate to any of its assets, net earnings or gross sales and was therefore irrelevant to its operations under Rule 14a-8(i)(5). Accordingly, the Division stated that it would not recommend enforcement if Arch excluded the Proposal.

Similarly, in *Proctor & Gamble*, two shareholders submitted a proposal requesting that The Proctor & Gamble Company ("P&G") adopt a new policy forbidding human embryonic stem cell research. P&G sought to exclude the proposal pursuant to Rule 14a-8(i)(5). P&G indicated that it did not conduct human embryonic stem cell research and that it had no plans to conduct such research in the future. On that basis, the Division found the proposal excludable.

In *Walt Disney*, a proposal requested that Disney Vacation Club Owners receive the same reduced rate for annual Disney World Passes that Florida residents receive. In *Walt Disney*, the Division noted that the amount of revenue, earnings and assets attributable to Disney Vacation Club operations was less than five percent and the proposal was not otherwise significantly related to the company's business. Therefore, the Division found the proposal in *Walt Disney* excludable under Rule 14a-8(i)(5).

The second part of the Proposal requests a "report to describe the Board's oversight of process safety management, staffing levels, inspection and maintenance *of refineries and other equipment*" (emphasis added). The heart of the Proposal requests a report concerning refineries that we no longer own or have plans to own in the future. As a result of the spin-off of MPC, Marathon is an independent international exploration and production company operating in three business segments consisting of exploration and production, oil sands mining and integrated gas. None of Marathon's current assets, net earnings or gross sales is attributable to refineries. As such, the Proposal is not related to Marathon's business and is, therefore, excludable under Rule 14a-8(i)(5).

IV. The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 12598 (July 7, 1976).

In 1983 the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." Exchange Act Release No. 20091 (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1998).

Applying this standard, the Commission has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991). Basically, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See Exxon Mobil Corp.* (avail. Mar. 17, 2011) (proposal requesting that the board prepare a report on the steps the company has taken to reduce the risk of accidents and further specify that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment was substantially implemented by Exxon Mobil's public disclosures which compared favorably with the guidelines of the proposal). *See also, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

A. Overview of Documents Comprising the Company's Report

The first half of the Proposal requests that Marathon's Board prepare a report "on the steps the Company has taken to reduce the risk of accidents." We believe that the Company has met the requests for such a report, through (i) implementation of the Company's Global Performance System ("GPS"), a description of which is available on the Company's website at *http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/Management_System/*, and (ii) the Company's 2010 Living Our Values Corporate Social

Responsibility Report (the "CSR Report") and available on the Company's website at *http://www.marathonoil.com/Social_Responsibility/Reporting/2010_CSR_Report/*.

The second half of the Proposal requests that the report describe "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." As discussed in Section III hereof, the refineries are no longer part of Marathon's business and are assets of MPC, a separate independent publicly traded company. In regards to safety management, we believe this request has also been satisfied, as the Board's Health, Environmental, Safety and Corporate Responsibility Committee (the "HES&CR Board Committee") has oversight responsibility for Marathon's health, environment, safety and security ("HES&S") as described at http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/Oversight_Responsibilities/.

B. The Company's Global Performance System

Marathon employs a risk-based management system designed around the "plan-do-check-adjust" framework to oversee HES&S performance as described in our CSR Report. Business units apply the internally developed GPS to control risks, meet regulatory requirements and improve performance. This system is aligned with internationally recognized management system standards and formalizes a best-practices approach to HES&S processes. GPS helps the Company to focus on risk management by:

- Identifying and prioritizing risks
- Establishing sustainable processes to control the risks
- Critically assessing the Company's performance
- Driving continuous improvement

C. 2010 Living Our Values Corporate Social Responsibility Report (CSR Report)

The CSR Report is a Company publication that enhances the Company's discussion of actions taken to promote operational safety and reduce accidents. It is prepared and made available as part of Marathon's ongoing effort to keep stakeholders and the public informed of our views and plans regarding significant issues relevant to our business in a range of areas relating to the environmental, social and financial performance of the Company.

For example, the CSR Report discusses the lessons learned in our Alvheim asset. A near miss during a heavy equipment move in 2010 at the Alvheim asset offshore Norway was taken very seriously and used as an opportunity to learn and reduce operational risk. The investigation in Norway identified several opportunities to prevent a recurrence (further described at http://www.marathonoil.com/Social_Responsibility/Reporting/2010_CSR_Report/Workforce_2010/Reducing_Operational_Risks/).

Marathon encourages employees to report incidents and near misses. Upstream incidents and potentially significant near misses are reviewed weekly at the local level and at each level of line management up through executive management.

As stated in the Company's CSR Report, Marathon believes that safety is a key indicator of overall business excellence and integral to the Company's long-term corporate strategy. Marathon drives continuous improvement through the HES&S organization.

For example, the HES&S Management Committee ("Management Committee") which is comprised of Company officers is accountable to the HES&CR Committee. The Management Committee's role is to provide direction on HES&S policy and strategy, review HES&S performance and maintain awareness of legislative and regulatory activities that could affect Company performance (further described at http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/Oversight_Responsibilities/).

D. Other Company Resources

In addition to GPS and the CSR Report described above, Marathon has taken the following steps to improve safety across the Company. This information is publicly available.

- A Company-wide risk calibration standard was implemented in 2010 (further described at http://www.marathonoil.com/Social_Responsibility/Reporting/2010_CSR_Report/Workforce_2010/Process_Safety/). This standard complements existing risk management processes and focuses on operating risks.
- A tiered HES&S auditing program that provides a system to analyze HES&S processes and provides the frame work for continuous improvement in programs and procedures (further described at http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/Audit_/).
- The Corporate Social Responsibility ("CSR") Policy (available at http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/CSR_Policy/) includes nine CSR elements, such as (i) CSR Performance Reporting and (ii) Environmental Stewardship.
- Marathon recognizes that to do business in any community is a privilege. The Health, Environment, Safety & Security Policy Statement (available at the

Company's web site at http://www.marathonoil.com/content/documents/social_responsibility/pdf_files/HG6118_HESS_Policy_StatementV2.pdf) lists twelve principles that indicate the Company's commitment to high standards of health, environmental, safety and security performance.

- In 2010, Marathon reaffirmed its Statement of HES&S Beliefs (available at http://www.marathonoil.com/content/documents/social_responsibility/pdf_files/MRO_Beliefs.pdf) and its Life Critical Expectations (available at http://www.marathonoil.com/content/documents/social_responsibility/pdf_files/MRO_Expectations.pdf). These documents show Marathon's commitment to reinforce the need for safe and environmentally sound work through individual responsibility, open communication, management support, job preparation, near miss and incident reporting and investigations, and continuous improvement.
- Emergency Preparedness (available at http://www.marathonoil.com/Social_Responsibility/Emergency_Preparedness/). Marathon maintains emergency response plans and a three-tiered response structure. Following the Deepwater Horizon incident in 2010, Marathon took steps to further strengthen its plans and processes for preventing and responding to large-scale events.
- The Company's website containing employee discussions regarding safe operating practices in the upstream operations (available at http://www.marathonoil.com/Social_Responsibility/Workforce/Safety/) and further discusses the metrics used to measure the Company's safety performance.

In addition, Marathon applies various process safety principles in its operations worldwide, either under government-based regulation or laws to appropriately manage process safety. The Process Safety system is further described at http://www.marathonoil.com/Social_Responsibility/Workforce/Safety/Process_Safety/.

Therefore, stakeholders and members of the public are able to find significant amounts of information on the "steps the Company has taken to reduce the risk of accidents," as requested by the Proponent.

E. Health, Environmental, Safety and Corporate Responsibility Committee

In the second half of the Proposal, the Proponent requests that the report describe the Board's oversight of process safety management. The Board, through the HES&CR Committee, maintains an oversight function regarding safety management and a description of this oversight role is publicly available.

The HES&CR Committee is comprised of five independent directors, and it meets at least three times each year. As set forth in the Committee Charter, two of the purposes of the

HES&CR Committee is to assist the Board with respect to (i) identifying, evaluating and monitoring health, environmental, safety, social, public policy and political issues and concerns that could affect the Company's business activities and performance, and (ii) developing recommendations for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues.

The HES&CR Committee Charter is attached hereto as "Exhibit C." It is also available on the Company's website at http://www.marathonoil.com/Investor_Center/Corporate_Governance/Board_Committees_and_Charters/. The following principal responsibilities relating to safety are listed in the HES&CR Board Committee's Charter.

1. Safety Practices. The HES&CR Committee shall periodically review and make recommendations to the Board on, and monitor the Company's compliance with, the Company policies, programs and practices concerning broad health and safety issues.
2. Safety Trends. The HES&CR Committee shall identify, evaluate and monitor the safety issues and concerns, domestic and international, which affect or could affect the Company's business activities, performance and reputation by generating expectations of the Company by its constituencies, including shareholders, employees, customers, vendors, governments and the public.
3. Report of Compliance and Effectiveness. The HES&CR Committee shall receive periodic reports to:
    a. Monitor compliance with the Company's system of internal controls over health and safety regulatory requirements, industry standards, and internal policies, programs and practices;
    b. Monitor the effectiveness of systems necessary to ensure compliance with applicable legislation, regulatory requirements, industry standards, and internal policies, programs and practices related to health and safety matters;
    c. Review the findings of regulatory agencies in respect of health and safety matters, as well as management's responses thereto; and
    d. Review significant safety risks and exposures, including mitigation and remedial actions.

The description of the important oversight role that the HES&CR Committee serves with regard to safety provides the information requested by the Proponent in the second half of the Proposal.

V. Conclusion

As is demonstrated by the foregoing discussion, we believe the Stockholder Proposal is excludable under Rules 14a-8(i)(5) and 14a-8(i)(10). Refining operations are no longer part of Marathon's business as a result of the spin-off of MPC. As a result, the Proposal is not significantly related to Marathon's business and can be omitted from the Company's proxy statement under Rule 14a-8(i)(5). In addition, the Proposal has been substantially implemented and can therefore be omitted from the Company's proxy statement under Rule 14a-8(i)(10). Based on the foregoing, Marathon respectfully requests the Commission's staff confirm that it will not recommend any enforcement action if Marathon excludes the Stockholder Proposal from its 2012 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, Shareholder Proposals (Nov. 7, 2008), question C, we are submitting this letter to the Commission via email to shareholderproposals@sec.gov. A copy of this letter, together with enclosures, is also being emailed and mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Stockholder Proposal from its 2012 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2012 Proxy Materials. Please acknowledge receipt of the materials via return email to rjkolencik@marathonoil.com.

If the Commission's staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Commission's staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Assistant General Counsel

Attachments

cc: S. J. Kerrigan (w/out attachments)
Rob McGarrah (w/attachments – via email and regular U.S. mail)
Neva R. Goodwin (w/attachments – via email and regular U.S. mail)

Exhibit A

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 8, 2011

Sent by FAX and UPS Second Day

Sylvia J. Kerrigan, Secretary
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

Dear Ms. Kerrigan,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Marathon Oil Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 521 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 8, 2011

Ms. Sylvia J. Kerrigan, Secretary
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

Dear Ms. Kerrigan,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 521 shares of common stock (the "Shares") of Marathon Oil Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 8, 2011. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 8, 2011. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

Resolved, shareholders of Marathon Oil Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OHSA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009).

OSHA has also recorded safety violations at our Company. According to OSHA's inspection report on our Company's refinery in Texas City, Texas, on November 19, 2008 OSHA issued 12 serious and 4 repeat violations related to safety (http://www.osha.gov/pls/imis/establishment.inspection_detail?id=311956841). Three of our Company's workers have died and there have been 70 OSHA violations--61 of which were deemed "serious," including 42 "serious" process safety violations--since October, 2006 (http://www.osha.gov/pls/imis/establishment.inspection_detail?id=316312702&id=314702077&id=312622178&id=311956841&id=311613426&id=310253620&id=311078596&id=309287175).

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020

November 9, 2011

Ms. Sylvia J. Kerrigan
VP, General Counsel & Secretary
Marathon Oil
Corporate Headquarters
5555 San Felipe Street
Houston, TX 77056-2723

Dear Ms. Kerrigan:

I, Neva R. Goodwin, am the beneficial owner of 200 shares of Marathon Oil Corp. stock.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The proposals requests Marathon to prepare a report on the steps the company has taken to reduce the risk of accidents.

I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Marathon Oil Corp. shares and intend to maintain ownership of the required number of shares through the 2012 annual meeting. I have been a shareholder for more than one year, have held over $2,000 worth of stock and I will have my custodian provide verification of my ownership position.

The AFL-CIO has been designated as the primary filer on this resolution and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this resolution.

Please copy all correspondence regarding this proposal to both Farha-Joyce Haboucha, Managing Director, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, jhaboucha@rockco.com, and to Rob McGarrah, AFL-CIO, 815 16th Street, NW, Washington, DC 20006, rmcgarra@aflcio.org.

Thank you for your attention to this matter.

Sincerely,

Neva R. Goodwin

Neva R. Goodwin

Encl.
cc: Rob McGarrah, AFL-CIO

RECEIVED
NOV 11 2011
S.J. KERRIGAN

FAXED TO RJK

Resolved, that the shareholders of Marathon Oil Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OHSA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has also recorded safety violations at our Company. According to OSHA's inspection report on our Company's refinery in Texas City, Texas, on November 19, 2008 OSHA issued 12 serious and 4 repeat violations related to safety (OSHA, Inspection: 311956841 - Marathon Petroleum Co., available at http://osha.gov/pls/imis/establishment.inspection_detail?id=311956841).

Three Marathon Oil Corporation workers have died and there have been 70 OSHA violations--61 of which were deemed "serious," including 42 "serious" process safety violations--since October, 2006.
http://www.osha.gov/pls/imis/establishment.inspection_detail?id=315312702&id=314702077&id=312622178&id=311956841&id=311613426&id=310253620&id=311078596&id=309287175

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

Exhibit B

Marathon Oil Corporation Becomes Independent Upstream Company

- ***Spin-Off of Downstream Business Completed***
- ***Cazalot Becomes Chairman of the Board; Roberts Named Chief Operating Officer***

HOUSTON, July 1, 2011 – Marathon Oil Corporation (NYSE: MRO) announced today that it has completed the spin-off of Marathon Petroleum Corporation (NYSE: MPC), making Marathon Oil an independent upstream company.

Marathon Oil has a strong and geographically diverse portfolio of assets leveraged to crude oil production. The Company will continue to be based in Houston.

"This is an exciting day and a major milestone in the nearly 125-year history of Marathon Oil Corporation," said Clarence P. Cazalot Jr., Marathon Oil's chairman, president and CEO. "As an independent upstream company, we have the capacity to perform at a higher level by focusing on strategic priorities while providing greater transparency for investors. Operationally, we're poised to capitalize on a broad base of opportunities by exhibiting the speed, agility and flexibility of an independent and retaining our proven ability to accomplish large and technologically challenging projects. What isn't going to change is our focus on long-held core values of health and safety, environmental stewardship, honesty and integrity, corporate citizenship and a high performance team culture. Together, these attributes create the foundation for a strong, competitive Company with a goal of continuing to deliver long-term value growth for our shareholders."

With this change and effective July 1, Cazalot becomes chairman of the board of Marathon Oil Corporation in addition to his responsibilities as president and CEO. Additionally, David E. Roberts Jr. takes on the newly established role of executive vice president and chief operating officer. Janet F. Clark will continue in her role as executive vice president and chief financial officer.

For a complete listing of the Company's other officers, please visit Marathon Oil's new corporate website at http://www.marathonoil.com. Among them are five newly elected vice presidents: James L. Bowzer, North America Production Operations; Steven P. Guidry, Business Development; Bryan J. Roy, Drilling and Completions; Gregory S. Sills, Upstream Developments; and Gretchen H. Watkins, International Production Operations.

To effect the spin-off, Marathon Oil shareholders received one share of MPC common stock for every two shares of Marathon Oil common stock held on the record date of June 27, 2011. MPC is now an independent, publicly traded company, in which Marathon Oil retains no ownership interest.

BRAND IDENTITY

Effective today, Marathon Oil has adopted a new corporate logo – an abstracted tri-color wave – that symbolizes the momentum resulting from its exploration and production activity as well as the drive and innovation of the Company's employees. The new branding is reflected on the new corporate website, on Twitter @MarathonOil and on Flickr, Linkedin and StockTwits.

ABOUT MARATHON OIL

Marathon Oil Corporation (NYSE:MRO) is an independent international energy company engaged in exploration and production, oil sands mining and integrated gas. Based in Houston, Texas, the Company has a strong portfolio of assets delivering defined growth leveraged to crude oil production with exploration upside. At the end of 2010, Marathon Oil had net proved reserves of more than 1.6 billion barrels. The Company's operations are located in the United States, Angola, Canada, Equatorial Guinea, Indonesia, Iraqi Kurdistan Region, Libya, Norway, Poland and the United Kingdom. For more information, visit the Company's website at http://www.marathonoil.com.

###

This release contains forward-looking statements with respect to expectations of capitalizing on a broad base of opportunities and additional growth leveraged to crude oil production. Although we believe the expectations set forth in the forward-looking statements are reasonable, we can give no assurance those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous uncertainties and risks. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may differ materially from those set forth in the forward-looking statements. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2010, and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Media Relations Contacts
Lee Warren: 713-296-4103
John Porretto: 713-296-4102

Investor Relations Contacts
Howard Thill: 713-296-4140
Chris Phillips: 713-296-3213

Exhibit C

MARATHON OIL CORPORATION

Health, Environmental, Safety and Corporate Responsibility Committee

(Effective November 1, 2011)

Statement of Purpose

The Health, Environmental, Safety and Corporate Responsibility Committee (the "Committee") is a standing committee of the Board of Directors (the "Board"). The purpose of the Committee is to assist the Board with respect to (i) identifying, evaluating and monitoring health, environmental, safety, social, public policy and political trends, issues and concerns that could affect the Company's business activities and performance, (ii) analyzing the Company's global reputation and developing recommendations to strategically position the Company to support its business objectives, and (iii) developing recommendations to the Board for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues.

Authority

The Committee shall have the authority and responsibility to engage and terminate outside legal counsel or other consultants to assist in discharging its responsibilities hereunder. The Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, including the Company's outside counsel or any other person meet with any members of, or consultants to, the Committee.

Membership

This Committee shall be comprised of not less than three nor more than six members. Each member shall (i) be a member of the Board, and (ii) be independent and qualified under standards established by applicable law, stock exchange listing standards, and the Company's Corporate Governance Principles. Except in any such member's capacity as a member of the Committee, the Board, or any other board committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

Meetings

The Committee will meet at least three times each year, with authority to convene additional meetings as circumstances require. All Committee members are expected to attend each meeting, in person or by teleconference. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any executives or outside advisors they might want to invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of members present in person or via teleconference at a meeting duly called and held.

Responsibilities

The following shall be the principal responsibilities of the Committee:

1. *Health, Environmental, Safety, Social, Public and Political Policies, Programs and Practices.* The Committee shall periodically review and make recommendations to the Board on, and monitor the Company's compliance with, the Company's policies, programs and practices concerning broad health, environmental, safety, social, public policy and political issues.

2. *Health, Environmental, Safety, Social, Public Policy and Political Trends.* The Committee shall identify, evaluate and monitor the health, environmental, safety, social, public policy and political trends, issues and concerns, domestic and international, which affect or could affect the Company's business activities, performance and reputation by generating expectations of the Company by its constituencies, including shareholders, employees, customers, vendors, governments and the public.

3. *Review of Legislative and Regulatory Issues.* The Committee shall periodically review legislative and regulatory issues affecting the Company's businesses and operations.

4. *Political, Charitable and Educational Contributions.* The Committee shall review the Company's political, charitable and educational contributions.

5. *Report of Compliance and Effectiveness.* The Committee shall receive periodic reports to:

   a. monitor compliance with the Company's system of internal controls over health, environmental, safety, social and political regulatory requirements, industry standards, and internal policies, programs and practices;

   b. monitor the effectiveness of systems necessary to ensure compliance with applicable legislation, regulatory requirements, industry standards, and internal policies, programs and practices related to health, environmental, safety, social and political matters;

   c. review the findings of regulatory agencies in respect of health, environmental, safety, social and political matters, as well as management's responses thereto;

   d. review significant health, environmental and safety risks and exposures, including mitigation and remedial actions; and

   e. review emergency response planning procedures for the health, environmental and safety areas.

6. *Performance Evaluation.* The Committee shall evaluate its performance on an annual basis and develop criteria for such evaluation consistent with the responsibilities set forth in this charter.

7. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

8. *Other Delegated Responsibilities.* The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

9. *Review of Charter.* The Committee shall reassess and report to the Board on the adequacy of this charter on an annual basis.